(the “Corporation”)

BOARD CODE OF CONDUCT

(the “Board Code”)

GUIDING PRINCIPLES

No code can replace the thoughtful behaviour of an ethical director. The Corporation’s essential objective is to uphold ethical standards in all of its corporate activities. The purpose of the Board Code is to foster a climate of honesty, truthfulness and integrity.

The Corporation’s Audit Committee is responsible for setting the standards of business conduct contained in the Board Code and updating these standards from time to time as it deems appropriate to reflect changes in the legal and regulatory framework applicable to the Corporation, the business practices within the Corporation’s industry, the Corporation’s own business practices, and the prevailing ethical standards of the communities in which the Corporation operates. While the Corporation’s Audit Committee will oversee and monitor compliance with the Board Code, it is the individual responsibility of each director of the Corporation to comply with the Board Code.

OBLIGATIONS

1)	Every director of the Corporation in exercising his or her powers and in discharging his or her duties shall, in accordance with the provisions of the British Columbia Business Corporations Act and the common law:

a)	act honestly and in good faith with a view to the best interests of the Corporation;

b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

c)	exercise his or her director’s powers for the purpose for which they were intended;

d)	ensure that the director’s personal interest and his or her duty to the Corporation are not brought into conflict; and

e)	ensure that the director does not obtain or receive, directly or indirectly, a personal profit, gain or benefit as a result of his or her relationship with the Corporation.

2)	In discharging the general duty of undivided loyalty to the Corporation, every director who is:

a)	a party to a material contract or transaction or proposed material contract or transaction;

b)	a director or officer of any entity who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation; or

c)	a person who has a material interest in any entity which is a party to a material contract or transaction or proposed material contract or transaction with the Corporation:

EMC Metals Corp. – Board Code of Conduct

shall disclose the nature and extent of his or her interest in writing to the Corporation, or request to have that interest entered in the minutes of the meeting of directors at which the contract or transaction is first considered. In addition, such director shall retire from the meeting, if requested by the Board of Directors, while the discussion on the material contract or transaction or proposed material contract or transaction is taking place and shall refrain from voting on the subject under consideration, but this shall not prevent the Board of Directors from calling him or her into the meeting to answer any questions regarding the issue under discussion nor shall it release the director from his or her obligation to inform the Board of Directors of what he or she knows of the situation and of any concerns.

However, because it may be impractical for a director or officer who serves as a director or officer of another entity or who has a material interest in another entity to know that the entity is entering into a material contract or transaction with the Corporation (and therefore to give notice of every such material contract or transaction), it is sufficient for the director to deliver a general notice to the directors of the Corporation, declaring that he or she is a director or officer or has a material interest in an entity and is to be regarded as interested in any contract or transaction made with that entity.

WAIVERS

Any waiver from compliance with any of the terms of the Board Code shall require the prior approval of the Corporation’s Audit Committee and shall, if appropriate, be disclosed in the Corporation’s next quarterly report.

VIOLATIONS

Every director shall report, in person or in writing, any known or suspected violation of the Board Code to the Corporation’s Audit Committee. The Corporation shall not allow any retaliation against a director who acts in good faith in reporting any such violations.

The Corporation’s Audit Committee shall cause an investigation of any reported violations and shall oversee an appropriate response, including corrective action and preventative measures. Any director who violates the Board Code shall face appropriate, case specific, disciplinary action.

AFFIRMATION

Every director is expected to read and become familiar with the Board Code and may be required, from time to time, to affirm in writing his or her compliance with the Board Code.